EXHIBIT 99.5

Press Release

Deutsche Post DHL Group and Total reinforce their worldwide

collaboration on energy solutions and innovative logistics

Signing of a Strategic Cooperation Agreement to strengthen commitment to work together for sustainable mobility and low-carbon energies, logistics and transport services

Bonn / Paris, October 14, 2019 - Deutsche Post DHL Group (DPDHL Group) and Total have signed a Strategic Cooperation Agreement to strengthen their partnership and contribute to the implementation of their global business ambitions.

Thanks to their complementary geographic presence, the two groups will be able to benefit from new commercial cross-business opportunities, as a customer and a supplier respectively. This B2B partnership displays a common desire of the two companies to work even more closely together on technological and digital challenges and climate issues. Both companies will explore and develop concrete projects alongside their daily business operations and core expertise, including multi-energy offers, sustainable mobility, new solutions for fleet management as well as contract logistics, global freight forwarding, added value supply chain solutions, road freight and express services.

Tim Scharwath, Member of the Board of Management of Deutsche Post DHL Group, comments: “Our ambitious target is to reduce all logistics-related emissions to zero by the year 2050. Alternative drives and fuels as well as clean energy solutions are important cornerstones to achieve this goal. In cooperation with Total, and thanks to their profound expertise in the energy sector, we will be leveraging further innovative solutions to reduce our CO2 emissions and energy consumption. At the same time, we will intensify our partnership to implement best-in-class logistics solutions throughout Total’s various value chains.”

Built on a long history of commercial relationships in more than 100 countries around the world this B2B agreement between the two groups will also leverage their respective global organizations to implement operational excellence, support sustainable business growth, and shape the future through innovation.

“This strategic partnership marks a new stage of the collaboration between Total and DPDHL Group, enabling the development of new businesses, particularly associated with low carbon energies.” adds Momar Nguer, President for Total Marketing & Services. “Total, thanks to its worldwide geographical footprint and wide range of products and services, including EV mobility and fleet management solutions, is ideally positioned to support DPDHL Group in achieving its GoGreen targets”.

About Deutsche Post DHL Group

Deutsche Post DHL Group is the world’s leading mail and logistics company. The Group connects people and markets and is an enabler of global trade. It aspires to be the first choice for customers, employees and investors worldwide. The Group contributes to the world through responsible business practices, corporate citizenship and environmental activities. By the year 2050, Deutsche Post DHL Group aims to achieve zero emissions logistics.

Deutsche Post DHL Group is home to two strong brands: Deutsche Post is Europe’s leading postal service provider. DHL offers a comprehensive range of international express, freight transport, and supply chain management services, as well as e-commerce logistics solutions. Deutsche Post DHL Group employs approximately 550,000 people in over 220 countries and territories worldwide. The Group generated revenues of more than 61 billion Euros in 2018.

Die Post für Deutschland. The logistics company for the world.

About Total

Total is a major energy player that produces and markets fuels, natural gas and low-carbon electricity. Our 100,000 employees are committed to better energy that is safer, more affordable, cleaner and accessible to as many people as possible. Active in more than 130 countries, our ambition is to become the responsible energy major.

About Total Marketing & Services

The Total Marketing & Services division develops and distributes mainly petroleum-based products and all associated services. Its 31,000 employees are present in 110 countries and its products and service offers are sold in 150 countries. Total Marketing & Services welcomes over 8 million customers daily in its network of over 14,000 service stations in 62 countries. Total is the world’s 4th largest oil and gas company and the number 1 distributor of petroleum-products in Africa. Total Marketing & Services operates 50 production sites worldwide where it manufactures lubricants, bitumen, fuel additives, fuels and special fluids.

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Media Contact:

Deutsche Post DHL Group

Media Relations: David Stöppler

Phone: +49 228 182-9944

E-mail: pressestelle@dpdhl.com

On the Internet: dpdhl.de/press

Follow us at: twitter.com/DeutschePostDHL

You can find the press release for download as well as further information on dpdhl.com/pressreleases

Total

Media Relations: +33 1 47 44 46 99 l presse@total.com l @TotalPress

Investor Relations: +44 (0)207 719 7962 l ir@total.com

Cautionary note

This press release, from which no legal consequences may be drawn, is for information purposes only. The entities in which TOTAL S.A. directly or indirectly owns investments are separate legal entities. TOTAL S.A. has no liability for their acts or omissions. In this document, the terms “Total”, “Total Group” and Group are sometimes used for convenience. Likewise, the words “we”, “us” and “our” may also be used to refer to subsidiaries in general or to those who work for them.

This document may contain forward-looking information and statements that are based on a number of economic data and assumptions made in a given economic, competitive and regulatory environment. They may prove to be inaccurate in the future and are subject to a number of risk factors. Neither TOTAL S.A. nor any of its subsidiaries assumes any obligation to update publicly any forward-looking information or statement, objectives or trends contained in this document whether as a result of new information, future events or otherwise.